UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 001-06033

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Airlines Ground Employee 401(k) Plan

Benefits Administration - WHQHR

United Air Lines, Inc.

P.O. Box 66100

Chicago, IL 60666

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Continental Holdings, Inc.

77 W. Wacker Drive

Chicago, Illinois 60601

(312) 997-8000

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

United Airlines Ground Employee 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the United Airlines Ground Employee 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 22, 2012

UNITED AIRLINES

GROUND EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

(In thousands)

	2011	2010
Assets:
Plan interest in Master Trust	$1,443,185	$1,480,255
Notes receivable from participants	69,227	66,896

Total assets	1,512,412	1,547,151

Liabilities:
Accrued expenses	(21)	(21)

Total liabilities	(21)	(21)

Net assets available for benefits, at fair value	1,512,391	1,547,130
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,136)	(6,477)

Net Assets Available for Benefits	$1,506,255	$1,540,653

See notes to financial statements.

UNITED AIRLINES

GROUND EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011

(In thousands)

Additions:
Participant contributions	$51,140
Rollover contributions	618
Employer contributions	16,852

Total	68,610

Plan’s interest in Master Trust’s investment income:
Net depreciation in value of investments	(53,618)
Dividends	17,255
Interest	4,827
Interest income from notes receivable from participants	3,190

Net investment income	(28,346)

Total additions	40,264

Deductions:
Net transfers to other Plans	(1,750)
Benefits paid to participants	(72,549)
Administrative expenses	(363)

Total deductions	(74,662)

Decrease in Net Assets	(34,398)

Net Assets Available for Benefits:
Beginning of year	1,540,653

End of year	$1,506,255

See notes to financial statements.

UNITED AIRLINES

GROUND EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1. DESCRIPTION OF PLAN

The following description of the United Airlines Ground Employee 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General and Plan Participants. The Plan is a defined contribution plan covering all employees of United Air Lines, Inc. (“United”) who are represented by the International Brotherhood of Teamsters (“Teamsters”) and the International Association of Machinists and Aerospace Workers (“IAM”) except Mileage Plus, Inc. employees and Maintenance Instructors who participate in the Management and Administrative Plan. Employees are eligible to become participants on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Record Keeper. Fidelity Management Trust Company (“Fidelity” or “Trustee”) is the Plan trustee and Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the transfer agent and recordkeeper of the Plan.

Contributions. There are several types of contributions that may be made to the Plan on participants’ behalf:

•

Employee contributions: Eligible employees may elect to make voluntary pretax contributions in any whole percentage from 1% to 30% of eligible earnings. Eligible employees may also make a supplemental election to contribute additional pretax contributions of 1% to 90% of their net pretax pay. Section 402(g) of the Internal Revenue Code limits the amount of pretax 401(k) contributions to a maximum of $16,500 in 2011. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 100% of annual compensation or $49,000.

•

Employer Contributions: For employees represented by the Teamsters, the employer contribution to the Plan equals 4% of each eligible participant’s eligible earnings. In addition, United may make an additional contribution of up to 3.4% of eligible earnings for participants who were employed on May 15, 2005 (or who were on furlough on that date, but have subsequently returned to active status) according to a schedule based on the sum of the employee’s age and credited service. In the event the total amount of the United’s regular and additional contributions is less than 5% of all participants’ eligible earnings for the Plan year, United will make a supplemental employer contribution in the amount necessary to cause total employer contributions to equal 5% of all eligible participants’ earnings for the Plan year. The participant is not required to contribute to the Plan to receive this direct employer contribution. United does not make contributions on behalf of employees represented by the IAM to the Plan.

•

Voluntary pretax catch-up contributions: Participants age 50 or older, at any time during the Plan year, can make additional pretax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2011, the maximum catch-up amount is $5,500.

•

Rollover contributions: Participants may elect to roll over money into the Plan from certain other qualified employer plans or qualified Individual Retirement Account (“IRA”). The Plan will not accept a rollover of after-tax contributions. For the year ended December 31, 2011, $617,872 was transferred from other qualified plans as rollovers under the Internal Revenue Code Sections 402(c) and 408(d).

Investment Funds. Upon enrollment in the Plan, participants may direct their contributions and any employer-matching contributions to any of the 20 of investment options which include mutual funds, common/collective trusts, and separately managed accounts. Certain of the separately managed accounts hold investment contracts. For further information related to investment options refer to Note 3, Investment in Master Trust.

Vesting. Participants are vested immediately in their pretax contributions, catch-up contributions, rollover contributions, and their related earnings thereon. All employees employed as of May 15, 2005 are 100% vested in United’s regular, additional and supplemental contributions and related earnings. For employees hired after May 15, 2005, a five-year vesting schedule was implemented beginning with 20% vested after the first year of service and increasing in 20% increments thereafter. Employees will be 100% vested in employer contributions subsequent to their fifth year of service, upon death, or attainment of age 65 while employed by United or an affiliate.

Forfeitures. Upon termination of employment, participants will forfeit the nonvested portion of their account balance and such balance will be held in a separate subaccount until the participant incurs a break in service of five full years, at which time the subaccount balance will be forfeited. If the participant resumes employment with United or an affiliate prior to incurring a break in service of five full years, such subaccount will be disregarded and the balance will be included in the participant’s account. Forfeitures occurring in a plan year will first be applied to restore the accounts of participants and any remaining forfeitures will be used to reduce the employer’s contributions for the plan year in which the forfeiture occurs. Forfeited nonvested accounts totaled $7 and $1,909, at December 31, 2011 and 2010, respectively. For the year ended December 31, 2011, forfeitures of $175,198 were applied to reduce United’s employer contributions under the Plan.

Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans. Active employees who are receiving regular pay from United may borrow from their Plan accounts. A loan may not exceed $50,000 minus their highest outstanding loan balance over the last 12 months or one-half of their total vested Plan account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are funded from the participant’s account by a pro rata transfer from each investment fund in which the account is invested. Amounts invested in the United Continental Holdings, Inc. (“UCHI”) Stock Fund or Fidelity Brokerage Link must be transferred to another investment fund to be available to fund a loan. The loan is repaid through payroll deductions on an after tax basis for the term of the loan (a maximum of 60 months) and is subject to an annual interest rate at one percent above the prime rate listed in the Wall Street Journal on the business day preceding the effective date of the participant request (interest rates ranged from 4.25% to 10% at December 31, 2011). If the participant takes out a loan for the purchase of the participant’s primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant’s account based on the investment allocations at the time of repayment. Participants may have up to two loans outstanding at one time. Upon the employee’s termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans not paid on the last day of the calendar quarter following the calendar quarter in which the loan installment payment was due will be in default and the outstanding balance of the defaulted loan plus accrued interest will be considered a taxable distribution. An initial fee of $35 is deducted from loan proceeds. In addition a quarterly maintenance fee of $2.50 is deducted from the participant’s account.

Payment of Benefits. Withdrawals from the Plan may be made as follows, as applicable to the participant’s eligibility, amount requested, and existing balances:

•

Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump-sum, equal periodic installments, or in the form of an immediate fixed or variable annuity. All or a portion of the amount of the distribution may be deferred from the participants’ current taxable income by a direct roll over into an IRA, qualified plan, an annuity contract or annuity plan under Section 403, and certain governmental plans under Section 457. Participants with account balances exceeding $1,000 may elect to defer receipt of their benefits until minimum distributions are required to start no later than April 1st of the year following the year in which they reach age 70 1/2.

•

Distributions of accounts due to the death of a participant may be taken by the participant’s beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the Internal Revenue Code 401(a)(9).

•

In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:

1.	Hardship withdrawals, subject to restrictions described in the plan agreements.

2.

After reaching age 59 1/2, pretax contributions, including catch-up contributions, rollover contributions, and the special employer contributions of proceeds of 5% Senior Convertible Notes and UCHI stock (as adjusted for earnings) may be withdrawn at any time.

•	Active participants that have reached age 70 1/2 may choose to defer distribution until termination of employment.

•	Generally, withdrawals are allocated pro rata to the balances of each of the investment funds in the participant’s account.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Fair Value information. In January 2010, the Financial Accounting Standards Board (“FASB”) released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”), Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which changes the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and should be applied prospectively. Early adoption is not permitted. The Plan is currently evaluating the impact ASU 2011-04 will have on the financial statements.

Investment Valuation and Income Recognition. The Plan’s investments are held in the United Air Lines, Inc. 401(k) Plans Master Trust (the “Trust”), which was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee. The investments of the Trust are reported at fair value (See Note 9 “Fair Value Measurements”) except for participant loans as described above. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Value of Investments. Net appreciation in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses. Administrative expenses, which are paid by the Plan, represent administrative and investment manager fees charged by Fidelity, accountant and audit fees, and recordkeeping fees charged by FIIOC. Brokerage and other investment fees are included as a reduction of the investment return for such investments. United performs certain reporting and supervisory functions for the Plan without charge.

Payment of Benefits. Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2011 and 2010.

Transfers between Plans. Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Management and Administrative Employee 401(k) Plan and the United Airlines Flight Attendant 401(k) Plan.

Risks and Uncertainties. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities are exposed to various risks such as interest rate, credit risks, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3. ASSETS IN MASTER TRUST

Assets of the Plan are commingled with the assets of the other participating United plans consisting of the Management and Administrative 401(k) Plan, and the Flight Attendant 401(k) Plan. Although assets of the plans are commingled in the Trust, the Trustee maintains separate records for each of the plans. Assets of the Trust are allocated to the following plans at December 31, 2011 and 2010, as follows (in thousands):

	December 31, 2011		December 31, 2010
	Amount	Percent	Amount	Percent
Ground Employee 401(k) Plan	$1,512,412	37.87%	$1,547,151	38.42%
Management and Administrative 401(k) Plan	1,051,537	26.33	1,054,347	26.19
Flight Attendant 401(k) Plan*	1,429,685	35.80	1,425,082	35.39

Total	$3,993,634	100.00%	$4,026,580	100.00%

*	Contribution receivable of $24,237 and $26,564 is not included as part of assets in the Master Trust as of December 31, 2011 and 2010, respectively.

Assets of the Trust as of December 31, 2011 and 2010 are as follows (in thousands):

	2011		2010
Fidelity Mutual Funds:
Growth Company Fund	$596,198	*	$608,364	*
Spartan International Growth	—		54,700
Other Receivables	5		50
BrokerageLink	145,081		124,708
Stated Return Fund	81,723		84,002
Blended Income Fund	585,281	*	581,963	*
Columbia Acorn International Fund	18,168		15,298
Loomis Value	119,171		128,252
Perkins Small Cap Value	12,913		7,711
Vanguard US Equity Index Portfolio	253,953	*	260,660	*
Vanguard Prime Money Market Fund	142,253		138,743
Vanguard Inflation Protected Securities Admiral Shares	22,020		4,748
Vanguard Target Retirement 2005	62,261		62,991
Vanguard Target Retirement 2015	339,896	*	334,245	*
Vanguard Target Retirement 2025	347,779	*	328,986	*
Vanguard Target Retirement 2035	150,615		141,104
Vanguard Target Retirement 2045	40,871		37,513
Vanguard Target Date Income Portfolio	20,876		18,869
Pimco Total Return Bond Portfolio	148,042		153,685
UCHI Stock Fund	161,192		217,765	*
Thornburg International Value Fund	209,950	*	200,386
American Century Investment Growth Fund	335,431	*	359,905	*
Templeton Global Bond Fund	34,514		21,997
Dreyfus/The Boston Company Small Cap Value Fund	24,915		8,533

Total investments, at fair value	3,853,108		3,895,178

Notes receivable from participants	140,526		131,402

Total	3,993,634		4,026,580

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,019)		(16,230)

Total Assets	$3,978,615		$4,010,350

*	Represents an investment greater than 5% of Trust net assets

The Trust’s investment gain (loss) for the year ended 2011, is as follows (thousands):

Fidelity Mutual Funds:
Growth Company Fund	$(15,569)
Spartan International Growth	785
BrokerageLink	(14,270)
Vanguard Target Retirement Income	1,040
Vanguard Target Retirement 2005	3,129
Vanguard Target Retirement 2015	5,424
Vanguard Target Retirement 2025	(1,910)
Vanguard Target Retirement 2035	(3,878)
Vanguard Target Retirement 2045	(1,192)
Vanguard Inflation Protected Securities Admiral Shares	550
Columbia Acorn International Fund	(3,709)
Loomis Value	(5,373)
Perkins Small Cap Value	(2,173)
Pimco Total Return Bond Portfolio	6,551
Vanguard US Equity Index Portfolio	5,374
UCHI Stock Fund	(43,005)
Thornburg International Value Fund	(35,289)
American Century Investments Growth Fund	(16,258)
Templeton Global Bond Funds	(3,465)
Dreyfus/The Boston Company Small Cap Value Fund	(1,462)

Net depreciation	(124,700)

Dividends	46,615
Interest	12,675
Interest Income from notes receivable from participants	6,206

Trust investment loss	$(59,204)

4. GUARANTEED INVESTMENT CONTRACT (“GIC”) AND SYNTHETIC GIC

The Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund. The contracts are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010.

Guaranteed Investment Contract

The Stated Return Fund contains an annuity insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”). Participants that elect this option may direct permitted withdrawal or transfers of all or a portion of their account balance at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this method, a single crediting rate is applied to all contributions made to this fund regardless of the timing of those contributions. Interest crediting rates are determined according to a specific formula. Factors that impact the formula include the fund’s cash flow activity as well as the expected and actual investment experience of securities held in a commingled portfolio within Prudential’s general account. The minimum crediting rate under the annuity contract is 1.50%. The average yield credited to participants at December 31, 2011 and 2010 was 4.35% and 4.48%, respectively. Crediting rates are reviewed on an annual basis for resetting.

The fair value of the investment contracts in the Stated Return Fund held by the Trust at December 31, 2011 and 2010 was $81,723,022 and $84,002,418, respectively. The average yield for the Stated Return Fund was 4.45% for the year ended December 31, 2011.

The Plan’s ability to transact at contract value could be limited in the event of contract termination initiated by the Plan or Trust. There are no instances in which the issuer could terminate the contract and settle for an amount different than contract value.

Synthetic GICs

The Blended Income Fund holds investments in synthetic GICs comprised of a portfolio of U.S. government and other high quality (rated A- or above) debt securities managed by Fidelity on behalf of the Plan, and “wrap” contracts with four counterparties. The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals. The fair value of the Blended Income Fund equals the sum of the market value of the underlying investments plus the fair value of the wrap contracts, which are calculated by discounting the difference between the contractual wrap fee and the market value of the rebid fee over the remaining duration of the contract. The fair value of the wrap was $1,158,649 and $1,494,242 at December 31, 2011 and 2010, respectively.

Interest crediting rates are determined by comparing contract value and the estimated future market value of the underlying investment portfolio, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund. The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund. The minimum crediting rate under the Blended Income Fund is 0%. The average yield credited to participants at December 31, 2011 and 2010, was 1.58% and 1.76%, respectively. Crediting rates are reviewed quarterly for resetting.

The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2011 and 2010 was $584,122,036 and $580,468,579, respectively. The average yield for the Blended Income Fund for the year ended December 31, 2011 was 1.64%.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events, which the Plan sponsor does not believe are probable. These events include: (i) the Plan’s failure to qualify under Section 401(a) or 401(k) of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Funds or to transfer assets out of the Blended Return Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Return Fund directly to a competing option.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan to Fidelity for 2011 were $299,190.

The Plan invests in shares of UCHI common stock. UCHI is the parent company of United and, as such, investment activity related to the UCHI common stock qualifies as exempt party-in-interest transactions.

6. PLAN TERMINATION

United expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, provided that Plan termination is effected by a written resolution adopted by a majority of the Board of Directors of United subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination become fully vested and shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.

7. FEDERAL INCOME TAX STATUS

The IRS has determined and informed United by a letter dated March 31, 2009, that the Plan and related Trust were designed in accordance with applicable regulations of the Internal Revenue Code. United and Plan management believe the Plan is currently designed and operated in accordance with applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. RECONCILIATION TO FORM 5500

At December 31, 2011 and 2010, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements. However, these investment contracts are reported at fair value in the Form 5500. The amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.

The reconciliation between the financial statements and the Form 5500 is as follows (in thousands):

	2011	2010
Net assets available for benefits per financial statements	$1,506,255	$1,540,653
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,136	6,477

Net assets available for benefits per Form 5500	$1,512,391	$1,547,130

Year Ended
December 31, 2011
Net depreciation in value of the Plan’s interest in the Trust’s investments	$(53,618)
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts, December 31, 2011	6,136
Less: adjustment from contract value to fair value for fully benefit-responsive investment contracts, December 31, 2010	(6,477)

Net depreciation in value of the Plan’s interest in the Trust’s investments for Form 5500	$(53,959)

9. FAIR VALUE MEASUREMENT

Generally accepted accounting principles include a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2	Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs.

Level 3	Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants would price the assets or liabilities.

Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds are valued at the closing share price, which is based on the funds’ net asset value at year-end. Units held in collective trusts are valued at the unit value as reported by the investment managers at year-end.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Common stock, preferred stock, and fixed income securities traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented.

Fixed income securities classified as Level 2 are valued based on quoted prices for similar securities or financial models with observable inputs.

The following table presents the Trust’s investment assets and liabilities at fair value categorized in the different levels, as of December 31, 2011 and 2010. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of
	December 31, 2011
(in thousands)	Level 1	Level 2		Level 3	Total
Mutual funds - income	$332,707	$32,260	(a)	$—	$364,967
Mutual funds - growth and income	1,398,806	—		—	1,398,806
Mutual funds - growth	1,219,476	—		—	1,219,476
Cash and short-term investments	—	2,177		—	2,177
UCHI common stock	161,193	—		—	161,193
Common and preferred stocks - other	72,683	—		—	72,683
Fixed income securities - corporate	547	289,845		—	290,392
Fixed income securities - U.S. government	261,421	—		—	261,421
Guaranteed investment contracts	—	—		80,834	80,834
Wrap contracts	—	—		1,159	1,159

Total investment assets at fair value	$3,446,833	$324,282		$81,993	$3,853,108

(a)	Amount represents an investment whose objective is to provide as high a level of current income as is consistent with the preservation of principal and liquidity. The redemption of units is available on any business day.

	Investment Assets at Fair Value as of
	December 31, 2010
(in thousands)	Level 1	Level 2		Level 3	Total
Mutual funds - income	$171,106	$40,720	(a)	$—	$211,826
Mutual funds - growth and income	1,227,640	—		—	1,227,640
Mutual funds - growth	1,550,407	—		—	1,550,407
Cash and short-term investments	—	4,971		—	4,971
UCHI common stock	217,765	—		—	217,765
Common and preferred stocks - other	61,352	—		—	61,352
Fixed income securities - corporate	412	189,977		—	190,389
Fixed income securities - U.S. government	347,311	—		—	347,311
Guaranteed investment contracts	—	—		82,023	82,023
Wrap contracts	—	—		1,494	1,494

Total investment assets at fair value	$3,575,993	$235,668		$83,517	$3,895,178

(a)	Amount represents an investment whose objective is to provide as high a level of current income as is consistent with the preservation of principal and liquidity. The redemption of units is available on any business day.

Level 3 Gains and Losses

The table below summarizes the changes in the fair value of the Trust’s Level 3 investment assets for the year ended December 31, 2011 (in thousands):

	Level 3 Investment Assets
	Year Ended December 31, 2011
	Synthetic wrap	GIC	Total
Fair Value Balance, beginning of year	$1,494	$82,023	$83,517

Net Appreciation/(Depreciation) in
Fair Value of Investments	(335)	(651)	(986)
Interest Income	—	3,462	3,462
Purchases, sales, issuances, settlements, net	—	(4,000)	(4,000)

Fair Value Balance, end of year	$1,159	$80,834	$81,993

SUPPLEMENTAL SCHEDULE

UNITED AIRLINES

GROUND EMPLOYEE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(In thousands)

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment	(e) Current Value
	Investments Held in the Trust, at fair value *		$1,443,185
	Participants’ loan balance *	Participant loans earning interest from 4.25% to 10% maturing from 2012 through 2026	69,227

			$1,512,412

*	Denotes party-in-interest investment.

Column (d), Cost, has been omitted as investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Airlines Ground Employee 401(k) Plan

Date: June 22, 2012	/s/ Chris Kenny Chris Kenny Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm